SUZANO S.A.
Publicly Held Company
Corporate Taxpayer ID (CNPJ/MF) No. 16.404.287/0001-55
Company Registry (NIRE) 29.3.0001633-1

MATERIAL FACT

São Paulo, June 12, 2024 – Suzano S.A. (“Company”) (B3: SUZB3 / NYSE: SUZ), in compliance with paragraph 4th, article 157 of Law nº 6,404, from December 15th, 1976, as amended (“Corporations Law”), and in CVM Resolution nº 44, dated August 23th, 2021, as amended, hereby informs its shareholders and the market in general, that it had entered into a partnership with B&C Holding Österreich GmbH (“B&C”), in which Suzano will (i) acquire a minority stake of 15.00% (fifteen percent) of the shares of Lenzing Aktiengesellschaft (“Lenzing”) held by B&C and (ii) sign a shareholders agreement with B&C establishing the main terms of the partnership, including: (a) the right to hold two seats on Lenzing’s Supervisory Board and (b) the right to alter the controlling position of Lenzing by Suzano acquiring an additional 15.00% (fifteen percent) of the shares of Lenzing held by B&C through a mandatory takeover offer procedure following the Austrian Takeover Law (“Transaction”).
The main terms and conditions of the Transaction are:
a.Price for the minority stake: the price per share will be EUR 39.70 (thirty-nine Euros and seventy cents), with a total acquisition purchase price of EUR 229,971,261.90 (two hundred twenty-nine million nine hundred seventy-one thousand two hundred and sixty-one Euros and ninety cents) to be fully paid at closing;
b.Suzano receives a right to alter the controlling position in Lenzing, acquiring an additional 15% of the shares of Lenzing held by B&C as part of a mandatory takeover offer to be made by Suzano for all shares of Lenzing under Austrian Takeover Law at a price to be set in accordance with the requirements of the Austrian Takeover Law. Such right can be exercised by Suzano as from the day after the first anniversary of closing until the end of 2028;
c.Both steps, the acquisition of a minority stake and the change in the controlling position are subject to regulatory approvals common to this type of Transaction, including the mandatory takeover offer to be made by Suzano in compliance with Austrian Takeover Law in case of a change in control of Lenzing.
The structuring of the Transaction in two stages brings optionality and reinforces Suzano's discipline in its capital allocation decisions. The goal of Suzano with the Transaction is to enter with a minority stake, as a partner of B&C, to deeply understand, learn and oversee Lenzing’s business before deciding to take over control of the company.
Lenzing is a global specialty fiber company headquartered in Lenzing, Austria, with manufacturing facilities strategically located across the world. Renowned for its sustainable practices, Lenzing specializes in producing wood-based cellulose fibers (lyocell, modal and viscose). With an annual production capacity exceeding 1 million tons, it leads the industry in eco-friendly fiber production. Lenzing´s fibers are utilized in various applications, including clothing, home textiles, hygiene products, and non-woven materials. Such a company is committed to innovation and environmental stewardship, which underscores its position as a leader in the sustainable textile industry.
The Transaction aligns with the wide public knowledge of Suzano’s long-term strategic avenues to “Expand Boldly into New Markets” and “Play a Leading Role in Sustainability”, representing its long-term confidence in value creation through competitive and scalable operations of sustainable wood-based textiles.
Lastly, the Company reinforces that the Transaction does not have materiality to its financial leverage and/or indebtedness and will keep investors and the market in general informed about the progress of the Transaction.

São Paulo, June 12, 2024.

Marcelo Feriozzi Bacci
Chief Financial and Investor Relations Officer